LINX S.A.

Public Company of Authorized Capital

CNPJ/MF: 06.948.969/0001-75

NIRE: 35.300.316.584

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON SEPTEMBER 05, 2019

1

DATE, TIME AND PLACE: Held on September 05, 2019, at 14:00 p.m., at the headquarters of Linx S.A. (“Company”), in the City of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso, No. 7221, Cj. 701, Bl. A, Dep. 20, room 1, Edifício Birmann 21, Pinheiros, CEP 05425-902.

2

Attendance: The shareholders holding 69.5% for the Company's Extraordinary Shareholders’ Meeting, being more than 2/3 of the shareholders to hold the Extraordinary General Meeting, related by the records and signatures in the Company's shareholders' attendance book, all duly summoned pursuant to the article 124 Law 6.404/1976 (“Corporate Law”) and the Investor Relations Director Alexandre Romero da Silva Kelemen.

3

Board: Alberto Menache, indicated by the Chairman of the Board of Directors of the Company, in accordance to the Article 11, § 1º, of the Articles of Association of the Company - Chairman; and Ana Paula Frigo - Secretary.

4

AGENDA: (i) Ratification of the wording of the caput of Article 5 of the Articles of Association of the Company; (ii) Amendment of Article 5, Paragraph 1 of the Articles of Association of the Company; (iii) Amendment of Article 5, Paragraph 3 of the Articles of Association of the Company; (iv) Exclusion of the subsection (xi) from Article 16 of the Articles of Association of the Company; (v) Inclusion of the Article 18 of the Articles of Association of the Company; (vi) Renumbering of the former Articles 18 et seq. as a result of the inclusion of the new Article 18, according to deliberation (v) above; (vii) Amendment of the caput of the former Article 24 of the Articles of Association of the Company (to be renumbered as Article 25); (viii) Amendment of the content of the caput of the former Article 26 of the Articles of Association of the Company (to be renumbered as Article 27); (ix) Amendment of the content of the Paragraph 1 of the former Article 26 of the Articles of Association of the Company (to be renumbered as

Article 27); (x) Amendment of the content of the Paragraph 2 of the former Article 26 of the Articles of Association of the Company (to be renumbered as Article 27); (xi) Amendment of the Paragraphs 1 to 8 of the former Article 27 of the Articles of Association of the Company (to be renumbered as Article 28); (xii) Amendment of the subsections (i), (ii) and (iii) of the former Article 28 of the Articles of Association of the Company (to be renumbered as Article 29); (xiii) Inclusion of the new Paragraph 1 in the former Article 28 of the Articles of Association of the Company (to be renumbered as Article 28), and consequently renumbering of the former Paragraphs 1 to 5; (xiv) Amendment of the former Article 28, Paragraph 5 of the Articles of Association of the Company (to be renumbered as Article 29, Paragraph 6); (xv) Amendment of the caput of the former Article 44 of the Articles of Association of the Company (to be renumbered as Article 45); (xvi) Inclusion of the Paragraphs 1 and 2 in the former Article 44 of the Articles of Association of the Company (to be renumbered as Article 45), and consequently renumbering of the former Sole Paragraph of the same Article; (xvii) Amendment of the caput of the former Article 46 of the Articles of Association of the Company (to be renumbered as Article 47); (xviii) Exclusion of the former Article 47 of the Articles of Association of the Company; e (xix) Restatement of the Articles of Association of the Company.

5

CALL NOTICE: Call Notices published in the editions of August 06, 07 and 08 of 2019 in the Diário Oficial of the State of São Paulo and in the newspaper O Estado de São Paulo. It is noteworthy that in addition to the publications in the above-mentioned newspapers, timely publication was made through the website of the Comissão de Valores Mobiliários – CVM (“CVM”) and the Company's investor relations website, with all information required by Instructions 480 and 481 of the CVM.

6

REDING DOCUMENTS AND DRAWING-UP OF THE MINUTES: All the documents mentioned below were read and placed on the table available to shareholders.

The shareholders (i) unanimously waived the reading of the call notice, since they are fully aware of those present; and (ii) authorized, by unanimous vote, the drawing up of these minutes in summary form and their publication without the signatures of the shareholders, pursuant to article 130, paragraphs 1 and 2, of the Brazilian Corporate Law.

7

Resolutions: The shareholders met to approve the approval of:

i)           By majority vote of shareholders in accordance to the terms of the voting protocol and voting chart to approve the ratification of the wording of the caput of Article 5 of the Articles of Association of the Company intends to register the increase of the capital stock already carried out within the limit of the authorized capital of the Company, and approved in Meeting of the Board of Directors of the Company held on June 25th, 2019, which resulted from the primary public offering of common, registered, book-entry stocks with no par value issued by the Company, also in the form of American Depositary Shares (“ADSs”), represented by American Depositary Receipts (“ADRs”). The adjustment shall not cause economic effect, considering that the increase of the capital stock took place according to the provisions set forth in the Articles of Association of the Company.

ii)      By majority vote of shareholders in accordance to the terms of the voting protocol and voting chart to approve the amendment of Paragraph 1 of Article 5 intends to change the parameter of the authorized capital from domestic currency to number of common stocks, according to the usual practice of the market. Considering the average trading value of the common shares issued by the Company in the last 12 (twelve) months, the proposed adjustment to increase its share capital by up to 37%, which is higher than allowed in the current wording.

iii)      By majority vote of shareholders in accordance to the terms of the voting protocol and voting chart to approve the amendment of Paragraph 3 of Article 5 of the Articles of Association of the Company intends solely to clarify the body of administration in charge of the deliberation referred to in the Paragraph, without generating economic effects.

Due to the alteration mentioned in the items (i), (ii) and (iii) below, the Article 5 of the Articles of Association of the Company will be prevailing to the following new wording:

“Article 5: The Company’ share capital is R$ 645.447.005,42 (six hundred and forty five million, four hundred and forty seven thousand, five reais and forty two cents) divided into 189.408.960 (one hundred and eighty nine million, four hundred and eight thousand, nine hundred and sixty) common shares, registered, book-entry, with no par value.

Paragraph One: The Company is authorized to increase the share capital up to a limit of 70.000.000 (seventy million) common shares registered, book-entry, with no par value, irrespective of any amendment to these Bylaws, upon resolution of the Board of Directors.

Paragraph Two: The Board of Directors shall set the conditions for the issuing, subscription, form and payment term, the issue price and the form of placement of the shares (public or private) and their distribution in Brazil and/or abroad.

Paragraph Three: The Company’s Board of Directors  may, within the limit of the authorized capital and pursuant to one or more plans approved by the Shareholders Meeting, grant options for purchase of shares to its managers, employees and to any individual that provides services to the Company, or to Companies under its control, as well as to managers and employees of other companies that are controlled by the Company, with no preemptive rights for the existing shareholders.”

iv)     By majority vote of shareholders in accordance to the terms of the voting protocol and voting chart to approve the exclusion of the subsection (xi) from the Article 16 of the Articles of Association of the Company is proposed in order to meet the requirements presented by CVM to the Company by means of the Joint Notice number 29/2019-CVM/SER-SE, eliminating the conflict in relation to Article 2, Paragraph 2 of the Corporation Law.

Due to the exclusion of the subsection (xi) from the Article 16 of the Articles of Association of the Company, mentioned in this item, the Articles of Association of the Company will be prevailing to the following new wording:

“Article 16: Notwithstanding the matters provided by law, the matter listed on Section 122, 132 and 136 of the Brazilian Corporations Law and the following matters shall be approved exclusively by the Shareholders Meeting:

(i)  election and removal of members of the Company’s Board of Directors;

(ii) determination of the global annual compensation of the members of the Board of Directors, members the Board of Executive Officers, and members of the Audit Committee and member of the Personnel Committee, as well as members of the Fiscal Council, in on duty, after considering the opinion of the Personnel Committee;

(iii) approval of amendments to the Bylaws;

(iv) approval of dissolution, liquidation, merger, spin-of, or amalgamation of the Company or any of its controlled companies or affiliates, or of any company into the Company or its affiliates, except for incorporation of a wholly owned subsidiary of a controlled company by this latter or a controlled company with 80%(eighty percent) or more of the capital owned by the Company or a Company subsidiary by another subsidiary;

(v)  distribution of stock dividends and decision on any stock split or reverse stock split;

(vi) approval of stock option to purchase or subscribe for shares to its management members and employees, as well as management members and employees of other companies that are directly or indirectly controlled by the Company;

(vii) decision, in accordance with the management’s proposal, on the allocation of net income and dividend distribution;

(viii) appointment of the liquidator and the Fiscal Council that shall be on duty during the liquidation period;

(ix)  approval of the selection of a specialized firm responsible for preparation of an appraisal report of the Company’s shares, in case of cancellation of the company’s registration as publicly held company, delisting from the Novo Mercado or for the purposes set forth in Article 42 hereof, among the three firms appointed by the Board of Directors; and

(x) decision on any matter submitted by the Board of Directors.”

v)      By majority vote of shareholders in accordance to the terms of the voting protocol and voting chart to approve the inclusion of Article 18 in the Articles of Association of the Company intends to provide for the signature, by the Company, of indemnity agreements with its eligible administrators and employees, according to recommendation set forth in the Instruction Opinion CVM number 38. Possible execution of indemnity agreement by the Company and its administrators shall not have the power to terminate the D&O Insurance for the Company by the Directors.

Due to the inclusion of Article 18 in the Articles of Association of the Company, mentioned in this item, the Articles of Association of the Company will be prevailing to the following new wording:

“Article 18: Within the limits stated in this Article, the Company may, directly or through any of its subsidiaries, enter into indemnity agreements with the members of its Board of Directors, of any advisory committees, of its Executive Board or of its direct and indirect subsidiaries, and all other employees with management powers in the Company and/or any of its direct or indirect subsidiaries (jointly or separately “Beneficiaries”), in the event of any damage or loss actually suffered by the Beneficiaries as a result of the regular exercise of their duties at the Company, without prejudice to the contracting of a specific insurance contract in favor of such beneficiaries.

Paragraph One: The indemnity agreement may provide for the advance of expenses by the Company to its Beneficiaries, in order to safeguard the defense in judicial and administrative proceedings, arising from acts performed in the regular exercise of their duties in the Company or its direct or indirect subsidiaries, according to the conditions established in the indemnity agreement.

Paragraph Two: The limit value for indemnity provided for in the indemnity agreement shall not exceed the limit provided for the D&O insurance policy hired by the Company, in effect at the time of the indemnity agreement or the value equivalent to USD 50,000.000.00 (fifty million American dollar) or whichever is greater.

Paragraph Three: The indemnity agreement eventually entered into between the Company and the Beneficiaries shall be effective from the moment of its conclusion until five (5) years from the termination of the Beneficiary's contractual relationship with the Company or its direct or indirect subsidiaries.

Paragraph Four: In no event shall the Company indemnify the Beneficiary for indemnities arising from a social action provided for in Article 159 of Law 6,404/76 and for acts performed (i) outside the exercise of its attributions; (ii) in bad faith, willful misconduct, serious guilt or fraud; (iii) in one's own or third parties' interests, to the detriment of the Company's corporate interest; or (iv) that violate the law or the provisions of these By-Laws and the indemnity agreement.

Paragraph Five: The Beneficiary shall be obliged to return to the Company the amounts paid in advance in cases in which, after an irreversible judgement, it is proved that the act performed by the Beneficiary is not subject to indemnification under the terms of the indemnity agreement.”

vi)     By majority vote of shareholders in accordance to the terms of the voting protocol and voting chart to approve the renumbering of the Articles 18 et seq. of the Articles of Association of the Company is necessary as a result of the new Article 18, as mentioned in the item (v) below.

vii)    By majority vote of shareholders in accordance to the terms of the voting protocol and voting chart to approve the amendment of the caput of Article 24 of the Articles of Association of the Company (to be renumbered as Article 25), includes in the duties of the Staff Committee the ones inherent to the committee of appointment of members of the Board of Directors, as required by the provisions set forth in the Instruction CVM number 586, dated June 8th, 2017.

Due to the alteration mentioned in this item, the caput of Article 24, renumbered to Article 25, will be prevailing to the following new wording:

“Article 25: The Personnel Committee will consist of up to four (4) members elected by the Board of Directors, who shall serve for two (2) fiscal years. The Personnel Committee shall meet whenever necessary and shall perform advisory functions in accordance with its internal regulations and assist the Board of Directors to analyze the appointment requirements for appointment of Board members,  to set the terms of compensation and other benefits and payments to be received in any capacity, from the Company, by members of the Board of Executive Officers and Directors. The Committee shall propose to the Board of Directors policies and guidelines for the compensation of members of the Board of Executive Officers and Directors of the Company, based on performance goals established by the Board of Directors.”

viii)  By majority vote of shareholders in accordance to the terms of the voting protocol and voting chart to approve the amendment of the caput of the former Article 26 (renumbered as Article 27) of the Articles of Association of the Company, intends to maintain the cohesion with the structure of administrators of the Company.

ix)     By majority vote of shareholders in accordance to the terms of the voting protocol and voting chart to approve the amendment of Paragraph 1 of the former Article 26 (renumbered as Article 27) of the Articles of Association of the Company intends to eliminate the conflict existing between the current wording and the Article 143, IV of the Corporation Law.

x)      By majority vote of shareholders in accordance to the terms of the voting protocol and voting chart to approve the amendment of Paragraph 2 of the former Article 26 (renumbered as Article 27) of the Articles of Association of the Company allows the Company to enjoy the synergy between the remaining Officers in case of resignation or dismissal without the need for amendment to the Articles of Association.

Due to the alteration mentioned in the items (viii), (ix) e (x) below, the Article 27 of the Articles of Association of the Company will be prevailing to the following new wording:

“Article 27: The Board of Executive Officers shall be composed of, at least, two (2) members and up to ten (10) members, shareholders or not, resident in the country, one of them being the Chief Executive Officer, one a Vice President of Finance, up to (3) three  Vice President of Operations Officers, one a Vice President of Technology Officer,  one a Investor Relations Officer, one a Vice President of Human Resources, Marketing and Facilities Officer and others without specific designation, all of them elected by the Board of Directors for a one (1) year term of officer, reelection being permitted, and they may serve for an unlimited number of consecutive terms of office. The Executive Officers may be, at any time, removed from office by the Board of Directors.

Paragraph One: the duties and responsibilities of the Executive Officers shall be defined in Article 27 below.

Paragraph Two: The Chief Executive Officer and the Vice-President Officers, at the discretion of the Board of Directors, may hold more than one position of Vice-President Officer or Officer.”

xi)      By majority vote of shareholders in accordance to the terms of the voting protocol and voting chart to approve the inclusion of the Paragraphs 1 to 7 in the former Article 27 (renumbered as Article 28) of the Articles of Association of the Company in order to maintain the Articles of Association in conformance with the precepts set forth in Article 143, Paragraph 3 of the Act 6.404/76 (“Corporation Law”), and meet the requirement presented by CVM by means of the Joint Notice number 29/2019-CVM/SER-SEP.

Due to the inclusion of Paragraph 1 to 7 of the Article 28 of the Artciles of Association will be prevailing to the following new wording:

“Article 28: The Board of Executive Officers has all powers to perform any acts necessary for the operation of the Company and performance of the corporate purposes, no matter how special they are, including to waiver any rights, execute settlements and agreements, pursuant to the legal or corporate provisions. The Board of Executive Officers shall be responsible for administer and manage the Company’s business, in particular to:

(i) comply with and enforce these Bylaws and resolutions of the Board of Directors and Shareholders Meetings;

(ii) submit annually to the Board of Directors, the Management Report and the accounts of the Board of Executive Officers, together with the report of the independent auditors, as well as the proposed allocation of profits earned in the previous year;

(iii) propose to the Board of Directors, annual and multi-annual budgets of the Company, its controlled companies and affiliates, strategic plans, expansion projects and investment programs of the Company;

(iv) decide on any matter that is not within the exclusive competence of the Shareholders Meeting or the Board of Directors;

(v) decide on (a) enlargements and reductions of flors in the current address of the headquarters of the Subsidiaries and the Company; and (b) opening, closing or change of address of branches of the Subsidiaries;

(vi) establish the amount of profit sharing of Employees of the Company, and decide wheatear or not distribute them such profit sharing; and

(vii) prepare the annual and semi-annual financial statements for further submission to the Audit Committee and the Board of Directors and, if applicable, statements or balance sheets issued for shorter periods.

Paragraph One: The duties of the Chief Executive Officer, in addition to other duties defined by the Board of Directors are: (i) direct and coordinate the action of the Company's Officers; (ii) direct and coordinate matters related to business planning and performance; (iii) ensure the achievement of the Company's goals, established in accordance with the general guidelines of the Board of Directors; (iv) prepare the Company's management report, to be submitted to the appreciation of the Board of Directors; (v) resolve issues of conflict of interest between the Directors or conflict of competencies between the Boards; (vi) implement the decisions and resolutions of the Board of Directors; (vii) define the implementation of the internal control and corporate risk management guidelines, policies and practices, in conjunction with the Chief Financial Officer; (viii) to direct the area responsible for the verification of compliance with obligations and risk management, preserving the administrative connection with the Company's Chief Financial Officer; and (ix) execution of other activities pertinent to the area of its performance.

Paragraph Two: The duties of the Vice-President of Finance Officer are: (i) to prepare the Company's Financial Statements, following best market practices and current legislation; (ii) define policies, guidelines and rules, regarding their area of activity; (iii) ensure the Company's financial balance and health, establishing controls over investments, equity, income and expenses; (iv) advise on the preparation of annual costing and investment budgets; (v) address matters related to economic, financial, tax, accounting, budgeting, cost and property insurance management and planning; (vi) monitoring the budget of his respective area of expertise; and (vii) other attributions pertinent to the area of its performance and / or determined from time to time by the Chief Executive Officer.

Paragraph Three: The duties of the Vice Presidents of Operations Officers, regarding the areas under their management, are: (i) to define the commercial policy, based on the Company's guidelines; (ii) manage the Company's commercial and services area; (iii) control the financial results; (iv) define business strategies; (v) manage, with the support of the Company's Human Resources structure, the professional talents under its management; (vi) propose and guide actions that promote the satisfaction of the Company's customers; (vii) promote the integration of companies acquired by the Company and / or its subsidiaries; (viii) budget monitoring; and (ix) other attributions pertinent to the area of its performance and / or determined from time to time by the Chief Executive Officer.

Paragraph Four: The duties of the Vice President of Technology Officer, as well as other duties defined by the Board of Directors, are: (i) promoting the evolution of the Company's products and services; (ii) be responsible for information security in technologies developed or integrated by the Company; (iii) manage the customer support area; (iv) propose and guide actions that promote the satisfaction of the Company's customers; (v) be responsible for the innovation actions of the Company's products and services; (v) be responsible for corporate information technology structures; (vii) monitoring the budget of their respective area of expertise; and (viii) other attributions pertinent to the area of its performance and / or determined from time to time by the Chief Executive Officer.

Paragraph Five: The duties of the Vice President of Human Resources, Marketing and Facilities Officer, as well as other duties defined by the Board of Directors, are: (i) to define modern management techniques, as well as to coordinate activities related to: (a) dissemination of corporate culture; (b) attraction, evaluation and retention of talent; (b) internal and external marketing management; (c) corporate offices; (d) building security; (e) HR operations; (ii) conduct the relations between the Company and the unions; (iii) act in the communication and marketing process aiming at expanding the Company's disclosure, as well as its products and services; (iv) monitoring the budget of his respective area of activity; and (v) other attributions pertinent to the area of its performance and / or determined from time to time by the Chief Executive Officer.

Paragraph Six: The duties of the Investor Relations Officer, as well as other duties defined by the Board of Directors are: (i) providing information to the investors, the CVM and the stock exchanges and markets in which the Company is registered; (ii) keep the Company's publicly-held registry updated, in compliance with all applicable laws and regulations applicable to publicly-held companies; (iii) represent the Company before regulatory bodies and other financial market institutions; (iv) monitoring the budget of its respective area of activity; and (v) other attributions pertinent to the area of its performance and / or determined from time to time by the Chief Executive Officer.

Paragraph Seven: The duties of the Vice-Presidents Officers and Officers Without Specific Designation, as well as other duties defined by the Board of Directors, are: (i) to promote the development of the Company's activities, observing its corporate purpose; (ii) coordinate the activities of the Company and its subsidiaries; (iii) perform budgetary management of the Company's areas under its responsibility, including cost management control; (iv) coordinate the performance of its area and specific responsibilities with that of other directors; (v) represent the Company before clients, the press, society and legal, corporate and governmental bodies, safeguarding the interests of the organization and ensuring its image; and (vi) other attributions pertinent to the area of its performance and / or determined from time to time by the Chief Executive Officer.”

xii)   By majority vote of shareholders in accordance to the terms of the voting protocol and voting chart to approve the amendment of the subsections (i), (ii) and (iii) of the former Article 28 (renumbered as Article 29) of the Articles of Association of the Company intends to adjust the form of representation of the Company according to the positions set forth in its Articles of Association.

xiii)  By majority vote of shareholders in accordance to the terms of the voting protocol and voting chart to approve the inclusion the Paragraph 1 in the Article 28 (renumbered to Article 29) of the Articles of Association to establish the power to representation of the Investor Relations Director of the Company, and consequently, renumbered the Paragraph 1 to 5.

xiv)  By majority vote of shareholders in accordance to the terms of the voting protocol and voting chart to approve the amendment of the Paragraph 6 of the former Article 28, renumbered as Article 29 of the Articles of Association of the Company to exclude part of its text and eliminate the conflict with the precepts set forth in Paragraph 2, Article 2 of the Act 6.404/76 (“Corporation Law”), according to the requirement presented by CVM by means of the Joint Notice number 29/2019-CVM/SER-SEP.

Due to the alteration of the items (xii) and (xiii) below, the Article 29 will be prevailing to the following new wording:

Article 29: The active and passive representation of the Company, on court or out-of-court, shall be made:

(i) by the Chief Executive Officer together with one (1) Vice President Officer or with on one (1) Officer; or

(ii) by Vice Presidents Officers and Officer, paired in two (2), jointly, in acts that imply the assumption of obligations of up to R$ 1,000,000.00 (one million reais);

(iii) one (1) Vice President Officer and one (1) attorney-in-fact in acts that imply the assumption of obligations of up to R$ 1,000,000.00 (one million reais); or

(iv) by the Chief Executive Officer together with one (1) attorney-in-fact.

Paragraph One: The Investor Relations Officer may represent the Company before regulatory bodies and other financial market institutions, including B3 and CVM, within the limits established by law, these Bylaws and the Company's Internal Policies, to The practice of other acts inherent to the position of Director shall comply with the rules set forth in items (i) and (ii) above.

Paragraph Two: The power of attorney shall specify the acts and operations that the grantees may perform and the term of duration of the power of attorney, which shall not be more than one (1) year, delegation of powers not being permitted.

Paragraph Three: The attorney-in-fact shall have the power to represent the Company only in acts or transactions specifically listed in power of attorney.

Paragraph Four: The “ad judicia” power of attorney may be granted by the Chief Executive Officer or by Vice President for Finance for an indefinite term of duration and provide for delegation of powers.

Paragraph Five: All powers of attorney granted on behalf of the Company shall be made by the Chief Executive Officer and one (1) Vice President Officers or by two (2) Vice Presidents Officers, always together.

Paragraph Six: Acts of any executive officer, agent or employee involving business or operations strange to the corporate purpose are expressly forbidden, being void and inoperative with respect to the Company.

xv)      By majority vote of shareholders in accordance to the terms of the voting protocol and voting chart to approve the amendment of the caput of Article 44 of the Articles of Association of the Company (to be renumbered as Article 45) only to correct spelling mistakes.

xvi)    By majority vote of shareholders in accordance to the terms of the voting protocol and voting chart to approve the inclusion of the Paragraphs 1 and 2 in the former Article 44 of the Articles of Association of the Company (to be renumbered as Article 45) and the consequent renumbering of its Sole Paragraph, only to adapt the wording of the Article to the rules set forth by B3 for the B3 Novo Mercado; no economic effects are related to the change.

Due to the amendments mentioned in the items (xiv) e (xv) below, the Article 45 of the Articles of Association of the Company will be prevailing to the following new wording:

“Article 45: The Company, its shareholders, Management members and members of the Fiscal Council, effectives and substitutes, if any, undertake to settle, through arbitration conducted before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), in the terms of its regulations, any and all disputes or controversies that arise among them for their condition of issuer, shareholders, managers, and members of the Fiscal Council, and arising out of or in connection to their condition of issuer, shareholders, managers, and members of the Fiscal Council, especially, resulting of the provisions of the Law 6,385/76, Law No. 6,404, the Company’s Bylaws, the rules adopted by the National Monetary Council, the Central Bank of Brazil and the Brazilian Securities Commission, as well as any other rules applicable to the capital market in general and those contained in the Novo Mercado Listing Rules, the B3 regulations and the Novo Mercado Participation Agreement.

Paragraph One: Without prejudice to the validity of this arbitration clause, if the Arbitral Tribunal has not yet been constituted, the parties may directly request from the courts the necessary remedies to prevent irreparable damage or difficult reparation, and such proceeding shall not be deemed a waiver to the arbitration, pursuant to item 5.1.3 of the Arbitration Rules of the Market Arbitration Chamber.

Paragraph Two: Brazilian law shall be the only law applicable to the judgment of any and all disputes, as well as to the execution, interpretation and validity of this arbitration clause. The Arbitral Tribunal shall consist of three arbitrators chosen as provided for in the Arbitration Rules of the Market Arbitration Chamber. The arbitration proceeding shall take place in the City of São Paulo, State of São Paulo, where the arbitration sentence shall be rendered. The arbitration shall be run by the Market Arbitration Chamber itself and shall be conducted and adjudicated in accordance with the relevant provisions of the Arbitration Regulation, in Portuguese.

Paragraph Three: The appointment of the managers and members of the Fiscal Council, effectives and substitutes, is subject to the signing of the Investiture Term, which shall contemplate its subjection to the arbitration clause mentioned in this Article.”

xvii)     By majority vote of shareholders in accordance to the terms of the voting protocol and voting chart to approve the amendment of caput of Article 46 of the Articles of Association of the Company (to be renumbered as Article 47) aims to maintain the consonance with the Article 124 of the Corporation Law; no economic effects are related to said change;

Due to the amendment in this item, the Article 47 of the Articles of Association of the Company will be prevailing to the following new wording:

“Article 47: The publications required by the Brazilian Corporations Law shall be made in the Official Gazette of the State of São Paulo and in another newspaper of broad circulation.”

xviii)  By majority vote of shareholders in accordance to the terms of the voting protocol and voting chart to approve the exclusion of the former Article 47 of the Articles of Association of the Company is proposed at the request of B3, considering that the Article has no effects since the company went public.

xix)    By majority vote of shareholders in accordance to the terms of the voting protocol and voting chart to approve the restatement of the Articles of Association of the Company.

8               CLOSING: There being no further business to discuss, the term was offered to those who wished to make use of it and, in the absence of any manifestation, the meeting was adjourned for the time necessary to draw up these minutes, in summary form, and the publication with omission of the shareholders' signatures was authorized, pursuant to Article 130, paragraphs 1 and 2, of the Corporate Law. These minutes were drawn up, read and approved

9                signature: Presiding Board: Alberto Menache - Chairman; e Ana Paula Frigo - Secretary. Attending Shareholder:

São Paulo, September 05, 2019.

Board:

ALBERTO MENACHE Chairman	ANA PAULA FRIGO Secretary

Shareholders:

_______________________________________________

ALBERTO MENACHE

_______________________________________________

GILSINEI VALCIR HANSEN

_______________________________________________

p.p. Alberto Menache e Pedro Holmes Monteiro Moreira

ALON DAYAN, DANIEL MAYO, FLAVIO MAMBREU MENEZES, MARCOS AKIRA TAKATA, NERCIO JOSÉ MONTEIRO FERNANDES

_____________________________________________________

pp. RODRIGO DE MESQUITA PEREIRA

(ITAÚ UNIBANCO S.A.)

FIDELITY UCITS ICAV/FEMQIUE, ABS DIRECT EQUITY FUND LLC., BLACKWELL PARTNERS LLC, FIDELITY FUNDS – LATIN AMERICA FUND

_____________________________________________________

pp. RODRIGO DE MESQUITA PEREIRA

(ITAÚ UNIBANCO S.A. – ADRS)

THE BANK OF NEW YORK

_____________________________________________________

pp. RODRIGO DE MESQUITA PEREIRA

(BRADESCO S.A.)

BEST INVESTMENT CORPORATION

_____________________________________________________

pp. RODRIGO DE MESQUITA PEREIRA

(SANTANDER SECURITIES SERVICES BRASIL DTVM S.A.)

ESSOR EMERGENT, LUBECK ACTIONS MONDE

_____________________________________________________

pp. RODRIGO DE MESQUITA PEREIRA

(J.P. MORGAN S.A. – DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS)

GENESIS EMERGING MARKETS FUND LIMITED, T. ROWE PRICE INTERNATIONAL FUNDS: T. ROWE PRICE LATIN AMERICA FUND,  BRITISH COAL STAFF SUPERANNUATION SCHEME, MINEWORKERS’ PENSION SCHEME, T. ROWE PRICE SICAV,  Vanguard Total International Stock Index Fund, A SERIES OF VANGUARD STAR FUNDS, UNIVERSITIES SUPERANNUATION SCHEME LTD., JPMORGAN BRAZIL INVESTIMENT TRUST PLC, COLUMBIA EMERGING MARKETS FUND, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, INVESCO OPPENHEIMER EMERGING MARKETS INNOVATORS FUND, INVESCO EMERGING MARKETS INNOVATORS FUND, INVESCO EMERGING MARKETS INNOVATORS FUND, LP, VANGUARD EMERGING MARKETS STOCK INDEX FUND, ARTISAN INTERNATIONAL SMALL CAP FUND, ARTISAN SUSTAINABLE EMERGING MARKETS FUND,  VANGUARD ESG INTERNATIONAL STOCK ETF, ROBECO CAPITAL GROWTH FUNDS, VANGUARD FIDUCIARY TRUST COMPANY INSTITUTIONAL TOTAL INTERNATIONAL STOCK MARKET INDEX TRUST, JP MORGAN FUNDS, ARTISAN PARTNERS GLOBAL FUNDS PUBLIC LIMITED COMPANY

_____________________________________________________

pp. RODRIGO DE MESQUITA PEREIRA

(BANCO BNP PARIBAS BRASIL S.A)

ABERDEEN STANDARD SICAV I – LATIN AMERICAN EQUITY FUND, ABERDEEN LATIN AMERICAN INCOME FUND LLC, ABERDEEN STANDARD SICAV I – BRAZIL EQUITY FUND, MONEDA LATIN AMERICAN EQUITIES FUND (DELAWARE) LP, COMGEST GROWTH PLC, MONEDA S.A. AGF PARA MONEDA SMALL CAP LATINOAMERICA FONDO DE INVERSION

_____________________________________________________

pp. GUSTAVO CHIARINI SALES DE OLIVEIRA

 (SFA INVESTIMENTOS LTDA.)

FIA EAC BDR NIVEL I IE